SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2006

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

NEWS RELEASE

July 26, 2006

      NNO – TSX

    NTO – AMEX

NORTHERN ORION TO RELEASE

SECOND QUARTER RESULTS ON AUGUST 9, 2006

Northern Orion will release its second quarter results and an update on progress at Agua Rica before the market opens on Wednesday, August 9, 2006 and will host a telephone conference call on Thursday, August 10, 2006 at 10:00 a.m. Pacific Time (1:00 p.m. Eastern) to discuss the study and the results.  The conference call may be accessed by dialing 1-800-319-4610 in Canada and the United States, or 1-604-638-5340 internationally.

The conference call will be archived for later playback until August 17, 2006 and can be accessed by dialing 1-800-319-6413 or 1-412-317-0095 and using the passcode 7218#.   A live and archived audio webcast will also be available at www.northernorion.com.

“David Cohen”

David Cohen, President and CEO

For further information, please contact:

Investor Relations

1-866-608-9970

Email: info@northernorion.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

July 26, 2006

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer